Filed by Stone Energy Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Stone Energy Corporation
Commission File No. 001-12074
These materials are not a substitute for the registration statement that will be filed with the Securities and Exchange Commission (SEC) relating to the transaction, or the proxy statement/prospectus to be mailed to stockholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Stone and PXP and the transaction. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Stone may be obtained free of charge from Stone’s website at www.stoneenergy.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.
Stone, PXP and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Stone and PXP in connection with the acquisition. Information about the executive officers and directors of Stone and their direct or indirect interests, by security holdings or otherwise, in the acquisition will be set forth in the proxy statement/prospectus relating to the acquisition when it becomes available.

STONE ENERGY
Moderator: Dave Welch
May 4, 2006
10:00 am CT

Operator:	Good morning. My name is (Jodie) and I will be your conference operator today. At this time I would like to welcome everyone to the Stone Energy First Quarter 2006 Earnings conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks there will be a question and answer session. If you would like to ask a question during this time simply press Star then the number 1 on your telephone keypad. If you would like to withdraw your question press the Pound key. Thank you.

I would now like to turn the conference over to Mr. Dave Welch. Please go ahead sir.

Dave Welch:	Thank you (Jodie). Good morning everyone and welcome to our first quarter call. This morning’s agenda has four items. First Ken Beer, our Chief Financial Officer, will discuss some of the financial highlights of the quarter. Then Jerry Wenzel, our Senior VP of Exploitation and Operations, will review our operational results. Then I’ll provide a few high level comments on the merger with Plains and progress on our strategy and then we will take your questions.

I’ll turn the floor over to Ken who will read our Safe Harbor and then discuss our financial performance for the quarter. Ken?

Ken Beer:	Thank you Dave. This is the forward-looking statement. In this conference call we will make forward-looking statements within the meaning of Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934.

These forward-looking statements are subject to all of the risks and uncertainties normally incident to the exploration for and development, production, and sale of oil and natural gas. We urge you to read our 2005 annual report on Form 10-K for a discussion of these risks that could cause our actual results to differ materially from those in any forward-looking statements we make today.

In addition in this call we may refer to financial measures that may be deemed to be non-GAAP financial measures as defined under the Exchange Act. Please refer to the press release we issued last evening which is posted on our web site under the caption Investor Relations Press Release and in our Form 8-K filed with the Securities and Exchange Commission today for a reconciliation of the difference between these financial measures and the most directly comparable GAAP financial measure and also for the disclosure of the reasons why management believes the non-GAAP financial measures are useful. Thank you.

If you’d like I’ll begin the conference here just to go through some of the financials. We will not go through the financials in great detail. We’ll assume everyone has seen the press release and the attached financials. Accordingly I’ll focus on a few highlighted areas.

Our earnings per share results of 88 cents was under the First Call estimate which we had at just about $1.07 but our cash flow per share figure of $3.92 was well above the First Call average of about $3.76. The main driver of the higher cash flow number was strong oil and gas price realizations with our production volumes coming in on the low end of our first quarter guidance.

Jerry Wenzel will cover our production for the quarter and the outlook for the second quarter so let me comment on our oil and gas price realizations first. This was the first quarter we did not have our 15 million a day Rocky Mountain gas swaps at $3.42 and our ’06 oil and gas collars are significantly higher than our ’05 collars.

Whereas the fourth quarter of ’05 realizations were negatively impacted by about $1.63 per Mcfe due to our swaps and collars, this quarter, the first quarter of ’06, we received a 38 cents per Mcfe — I’m sorry, per Mcf boost on gas realizations and really no impact either up or down on oil as our oil collars remain — as our oil prices remained within the collared range.

Our hedge position is listed in the press release but provides us with comfortable ranges of $55 and $60 floors and $76 and $78 ceilings on oil and then $8, $9, and $10 floors for gas with $14 to $16 ceilings.

Moving on to LOE, I’ll really move beyond LOE as Jerry will also be providing comments on our operating expenses later except I would like to remind people that our LOE is indeed impacted by hurricane repair work and some of those costs do flow through the LOE line.

Our DD&A rate was on the upper end of our guidance as our high finding costs continue to put upward pressure on this rate. This continues to be a critical item for us to turn around.

Similarly our G&A costs came in higher than we would have liked due to compensation and benefit creep, legal bills, adoption of FAS 123-R, and a minor adjustment to our G&A cap rate. FAS 123-R is a non-cash item and is expected to impact our total G&A both expense and capitalized by about $10 million for 2006.

As was noted in the release, our cap ex total for the quarter was $145 million or about $125 million if you exclude acquisitions and capitalized G&A and interest. Comparing the $125 million to our budget before acquisition and capitalized items of $360 million tells you that we’ve certainly had a front end cap ex program, front end loaded cap ex program for the year.

Whereas our debt remained stable during the quarter, we did draw down about $50 million in cash funding some of our front end cap ex program as well as hurricane repairs. We would expect this trend to reverse itself in the second half as our cap ex program winds down as well as some of the hurricane repairs.

We also spent — experienced an increase in our accounts receivable driven by a rise in our insurance receivables. We continue to spend monies on hurricane repairs, most of which will ultimately be reimbursed by insurance but will lag in payment. We have not received any reimbursements from Katrina or Rita to date but we expect to see cash recovery start in the second half.

Regarding 2006 guidance, we have provided updated guidance in the press release which remains the same for really all the items except a slight increase in our G&A guidance. With that I will turn it over to Jerry Wenzel who will comment on the operations.

Jerry Wenzel:	Thank you Ken. Let me first address production. As discussed in the past, recovery from the two devastating storms in the Gulf of Mexico is still progressing with downstream infrastructure our biggest issue. We started the year at a rate of about 190 Mmcfe per day and have increased our current rate of 207 Mmcfe per day with approximately 85% of that coming from the Gulf of Mexico and the remaining from the Rockies.

Recent successes have included the restoration of the Stone operated Ewing Banks 305 and the recent recompletion of our first deep shelf well in South Marsh Island 288, now producing at a gross rate of 20 million cubic feet per day and 2500 barrels of condensate or about 15 million cubic feet equivalent net to Stone.

We ended the first quarter with an average rate of 194 Mmcfe per day and expect the second quarter to deliver 200 to 220 Mmcf equivalents per day with hurricane recovery efforts in the Gulf of Mexico and ongoing successes in Pinedale and the Williston.

Additional highlights in the second quarter include the restoration of East Cameron 378 to production next week after having completed the downstream repairs at a rate of seven million cubic feet net. Vermilion 255, with the restoration of our processing facilities post-hurricane damage we’ll see an increase in the rate of about ten million cubic feet equivalent during May. And Main Pass 296 which suffered severe platform damage is expected to return at a rate of four million cubic feet equivalent in May.

Continued drilling programs in Pinedale and Williston and our current completion operations of two new Gulf Coast wells — one in Lafitte and the other in East Cameron 121, our Lexis prospect. They have an expected rate of about eight to ten million cubic feet equivalent net.

In addition during the last half of the year we have the following production impacts. Main Pass 311 will be restored post-hurricane damage at about three and a half million cubic feet equivalent; West Cameron 45 suffering platform and pipeline damage will return to its rate of 4.5 million cubic feet equivalents per day; West Delta 61 currently waiting on a Shell pipeline repairs will deliver five million cubic feet.

And with still a major repair required to the pipeline system of Mississippi Canyon 109, we’re expecting production to be restored in the fourth quarter or early 2007 to its previous rate of 15 to 20 million cubic feet equivalent net to Stone. With the above mentioned production impacts we still expect to deliver 200 to 230 Mmcf equivalents per day for the year.

I would like to now focus on LOE. 2006 LOE is still targeted to be about $125 million to $150 million including the hurricane related repairs with the base LOE which excludes storm repairs targeted to remain flat with 2005, counting on our efforts to offset inflation which is estimated to be about 10% to 15% in ’06.

Our supply chain efforts and other LOE initiatives have provided excellent results to date with others still in progress expecting to deliver continued results for 2006. Some initial results for 2006 are indicated with our first quarter base LOE projected at $28.2 million delivering actuals of $27.2 million. So about a 4% reduction below our target which was flat with ’05.

These initiatives include continued optimization of goods and services that includes tubulars, contract personnel, transportation, etc; the installation of our SCADA systems to allow remote operations and optimization of production, especially during evacuations due to storms; our ongoing compressor optimization program; our chemical assessment program across the Gulf of Mexico; and our continued assessment of root causes impacting downtime and the identification of major trend categories affecting LOE providing focus and attention to drive down costs.

And finally I’d like to briefly comment on our recent restructuring. We have completed our restructuring of the operations and exploitation groups with new teams now in place and focused on high growth fields. We believe this structure will improve our alignment and communication among all parties providing continued prioritization of our portfolio, ensure consistent application of risk management, allow a more efficient workflow, and provide overall improvement in our delivered results.

To that end we are currently building an inventory of drilling prospects for 2007 and have identified a portfolio of workovers to allow immediate execution in an effort to optimize our rates.

In addition to the wells mentioned earlier in the production discussion, we are currently drilling a second well in Lafitte with recently logged pay which will be completed and a third Lafitte well to immediately follow. We will soon spud a well in East Cameron 64 to produce gas cap reserves.

Additionally we are participating in a well in West Week Island, West Cameron 132, and our deep shelf (Jabberwocky) prospect and one additional well in South Marsh Island 288 following our recent success.

We are excited about the new organization and are confident we can deliver a successful portfolio of opportunities. With that I’d like to turn it back over to our CEO Dave Welch.

Dave Welch:	Thank you Jerry. Just a few high level comments and then we’ll take your questions. As you know, our strategy has been to diversify the company. And to this end we have created expanded Rockies and Williston Basin organic growth opportunities which is a high value creation method to diversify but it is admittedly slow.

The merger with Plains achieves this diversification much faster, in fact almost instantaneously. The combined company will have long lived reserves — oil reserves in California with very little reinvestment risk. We’ll have the high cash flow and high returns associated with the Gulf of Mexico shelf but we’ll not have the same intense treadmill pressure of a very high percentage exposure to high decline rate production.

The Gulf of Mexico production from the combined entity will be in the 30% range as opposed to roughly 85% in Stone today. The combined entity will be much larger and well capitalized to successfully compete in the high potential Gulf of Mexico deep water business.

The combination of technical talent, seismic gravity, and sand depositional data and relationships which both companies enjoy will serve to create the opportunity for a large and viable business in this high potential area. The organic option set created by Stone in the Rockies and the Williston will augment the long lived California Plains reserves and the different geography and with the potential to be highly material to the combined company in the years to come.

Finally, we and Plains recognize that qualified, knowledgeable people are the true limit to successful growth in the future. By combining our two teams we’ll be able to bring to bear specific expertise in each of these growth arenas.

So for these reasons we elected to merge with Plains Exploration and Production.

Meanwhile we’re continuing to make progress with Stone Energy Corporation. We’re making preparations for the upcoming hurricane season including the addition of SCADA Remote Well Control software to minimize downtime as Jerry mentioned, recovery models which integrate production restoration real time with weather conditions, and a fully vetted crisis management team.

Our production continues to ramp up following the disastrous hurricanes of last year. We’ve completed our first successful deep shelf exploration well that is now on production at about 15 million cubic feet equivalent per day net. We are beginning a production test on our first well in Bohai Bay and are continuing to successfully drill in the Rockies and Williston Basin.

We’ve also had a successful Gulf of Mexico lease sale and were apparent high bidders on a total of five highly potential prospects covering seven offshore blocks. These comprise two deep shelf prospects and three deep water prospects at a total net high bid level of $5.3 million. We’ve also continued to add to our Rockies and Williston positions where our position now totals 641,000 net acres.

With these comments we’d now be happy to take your questions.

Operator:	At this time I would like again to remind everyone, in order to ask a question please press Star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from Justin Tugman of Perkins Wolf.

Justin Tugman:	Hi, good morning Dave and Ken.

Dave Welch:	Morning.

Justin Tugman:	A couple of quick questions regarding PXP. When do you expect the proxy to be filed?

Ken Beer:	The expectation would be sometime late this month, later this month.

Justin Tugman:	Okay and, you know, maybe this is a question I should have asked on the PXP call but can you tell me the rationale that you guys used in evaluating potential bids? And did you actually have any other bids submitted to Stone?

Dave Welch:	What I can tell you is that we did undergo a bit of a process and that’s about all I can say about that Justin.

Justin Tugman:	Okay.

Ken Beer:	Justin, the process obviously will be lined or outlined in the S-4 and the proxy statement. So what we’d like to do is just have that put out to the public later on this month.

Justin Tugman:	Okay, thank you.

Operator:	Again, I would like to remind everyone, in order to ask a question please press Star then the number 1 on your telephone keypad. We’ll pause again for just a moment to compile the Q&A roster. Your next question comes from David Heikkinen of Pickering Energy.

David Heikkinen:	Good morning guys.

Dave Welch:	Morning.

Ken Beer:	Hey David.

David Heikkinen:	On the Apache deal they talked about pref rights being exercised and some of the property overlapped between what you guys own and have acquired in the past on the BP properties. Can you talk about any of your opportunities for increasing the acquisition of deals that you already own and things that you’re looking at going in to the back half of this year and into next?

Dave Welch:	Yes, let me just make one comment on that. The largest impact property that we have preferential right on is the Mississippi Canyon 109 and we are evaluating that right now and we’ll have to make a decision on that within the next two to three weeks.

David Heikkinen:	What is — can you talk about what that’s producing now?

Dave Welch:	It’s all production from the hurricane at the moment.

David Heikkinen:	And what was it producing pre-storm?

Dave Welch:	Jerry, was our net ...

Jerry Wenzel:	Its net production prior to the storm was 20 million net, about 60 million gross.

David Heikkinen:	Okay.

Jerry Wenzel:	We had 1/3 working interest.

David Heikkinen:	Perfect, that’s the order of magnitude I was looking for. I appreciate it guys.

Dave Welch:	You bet.

Operator:	Your next question comes from Ken Carroll of Johnson Rice.

Ken Carroll:	Hey guys, good morning. If you could just talk about the five new wells up in the Williston Basin, just how they’re coming in, are they coming in as expected? Also if any of those wells are more in sort of the exploratory acreage you’re looking at?

Dave Welch:	Yeah the Richland County acreage which is where we have the main development underway, these wells continue to come in just about as expected. We haven’t drilled any dry holes yet in the Bakken and so we’re content with that.

We are continuing to evaluate the two exploration blocks that we have and we’ll be fracking a well on one of those hopefully within the next week or two to try to get some type of resolution on the first prospect and we continue to work the acreage position on the second one.

Ken Carroll:	Gotcha, gotcha. And I’m sorry, I missed it. You said on China, have you actually drilled that well and are testing it or you just meant you will actually test it later on this year?

Dave Welch:	That well is drilled and we are about to complete a production test hopefully within the next couple of weeks.

Ken Carroll:	Okay great. All right guys, thanks.

Dave Welch:	Thank you.

Ken Beer:	Thank you.

Operator:	Again I would like to remind everyone, in order to ask a question please press Star then the number 1 on your telephone keypad. Your next question comes from Noel Parks of Keybanc Capital Markets.

Noel Parks:	Good morning. I’ve got a couple of questions. In China, what’s your interest in the project that you’re drilling?

Dave Welch:	We have a 50% interest with Kerr McGee on the concession. Of course commercial production is established, CNOOC backs in for 51% at payout which would reduce our and Kerr McGee’s interest to 24.5% each.

Noel Parks:	Okay, and in the Rockies — I was struck especially with the number you just gave about your total sort of Rockies Williston acreage of 641,000 net. Is that — that seems ahead by a good margin of the number you had in your 10-K. Am I off on that?

Dave Welch:	I don’t know, I think the 641,000 is accurate. Ken, Jerry, do you have any additional data?

Ken Beer:	Yeah I think — remember that’s going to include not just the Williston but the Rockies as well. That should — if you want Noel we can — yeah that’s the Williston. So in total we should be — I think we indeed did add some acreage during the course of the first quarter but it shouldn’t be off by much.

Noel Parks:	Okay I just had noticed in the Williston, I think in your presentation earlier in the year there was something about 65,000 additional acres.

Dave Welch:	Okay well that was on the second exploration block.

Noel Parks:	Ah, okay. Exploration block is the 65,000. Okay, and could you just comment a little bit on sort of what your thinking is going forward for development especially in the exploratory areas of the Williston, you know, just sort of what, you know, assuming decent results this year what the forward years might look like as far as further drilling?

Dave Welch:	In the Richland County area we’ll probably continue to run a two rig program there with the option to maybe come back with a third rig at certain points in time. On the exploratory pieces obviously we’ve got to find out if we have anything that’s commercial to exploit and if so then what we would do would be to work a development plan that would capture and preserve the acreage position that we had.

So it’s really too early to speculate in terms of what type of program we would run. We’d need to first determine that we have something commercially viable there. We’ll hopefully be testing both of those opportunities somewhat soon.

Noel Parks:	Okay and both in Richland County and in the exploratory acreage, what sort of well costs are you looking at right now and time, drilling time?

Dave Welch:	It varies from area to area but Jerry, have you got a range that you’d like to put out there?

Jerry Wenzel:	Yeah the Williston wells were dual lateral costing about $5 million a day.

Noel Parks:	And the time to drill?

Dave Welch:	They range from a low that I recall of around 25 days up to 50 days or so to drill the wells.

Jerry Wenzel:	Yeah that sounds about right Dave.

Dave Welch:	The low side is about 21 days.

Noel Parks:	Okay great, that’s all I had.

Ken Beer:	And Noel, real quickly, it looks like just from an acreage standpoint roughly 690,000 to 700,000 acres a day highlighted. That might be a gross number. I mean, our net Rocky Mountain kind of undeveloped and developed at year end was about 400,000.

Noel Parks:	Okay and the net that you just gave was 641,000?

Ken Beer:	No, the net number is about 400,000 in the Rocky Mountains.

Noel Parks:	Okay great, thanks a lot.

Ken Beer:	Okie doke.

Operator:	Again I would like to remind everyone, in order to ask a question please press Star then the number 1 on your telephone keypad. We’ll pause again to compile the Q&A roster. At this time gentlemen there are no further questions. Are there any closing remarks?

Dave Welch:	I’d just like to thank everyone for listening to the call and we’ll keep you updated as we make progress throughout this merger. Thank you and goodbye.

Ken Beer:	Thank you.

Operator:	Thank you. This concludes today’s Stone Energy First Quarter 2006 Earnings conference call. You may now disconnect.
END